UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02048910

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTIONI 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


RECD S.E.C.
JUL 15 2002

For the Fiscal Year Ended December 31, 2001

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ______________.


PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

Commission file number 000-21272

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan of the SCI Systems, Inc. Employee Financial Security Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sanmina-SCI Corporation
2700 North First Street
San Jose, CA 95134

Financial Statements and Exhibit

Statements of net assets available for benefits as of December 31, 2001 and 2000, statement of changes in net assets available for benefits for the year ended December 31, 2001, footnotes thereon, supplemental schedule as of December 31, 2001, and independent auditors' reports (beginning on page 1) are filed herewith. The Savings Plan of the SCI Systems, Inc. Employee Financial Security Program (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As a result, in lieu of the requirements of Items 1-3 of Form 11-K, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed herewith.

(b) Exhibits

23.1 Consent of independent auditors, KPMG LLP.
23.2 Consent of independent auditors, Ernst & Young LLP.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator, as the person who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Savings Plan of the SCI Systems, Inc. Employee Financial Security Program



Michael M. Sullivan
Vice President and General Counsel
Plan Administrator

Date: July 12, 2002

Savings Plan of the SCI Systems, Inc. Employee Financial Security Program

TABLE OF CONTENTS

The following Exhibits are filed as part of this annual report:

Exhibit Number	**Description**
23.1	Consent of the Independent Auditors, KPMG LLP.
23.2	Consent of the Independent Auditors, Ernst & Young LLP.

Independent Auditors' Report

The Administrative Committee
Savings Plan of the SCI Systems, Inc.
Employee Financial Security Program:

We have audited the accompanying statement of net assets available for benefits of the Savings Plan of the SCI Systems, Inc. Employee Financial Security Program as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
July 10, 2002

Report of Ernst & Young LLP, Independent Auditors

The Administrative Committee
Savings Plan of the SCI Systems, Inc.
Employee Financial Security Program

We have audited the accompanying statement of net assets available for benefits of the Savings Plan of the SCI Systems, Inc. Employee Financial Security Program as of December 31, 2000. This statement of net assets available for benefits is the responsibility of the Plan's management. Our responsibility is to express an opinion on this statement of net assets available for benefits based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for benefits presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Birmingham, Alabama
April 10, 2001

SAVINGS PLAN OF SCI SYSTEMS, INC.
EMPLOYEE FINANCIAL SECURITY PROGRAM

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Investments, at fair value:		
Common stock – Sanmina-SCI Corporation	$ 43,593,363	—
Common stock – SCI Systems, Inc.	—	47,121,020
Money market funds	30,177,291	20,428,225
Mutual funds	69,406,817	75,068,254
Participant loans	2,342,593	2,459,807
Net assets available for benefits	$ 145,520,064	145,077,306

See accompanying notes to financial statements.

SAVINGS PLAN OF SCI SYSTEMS, INC.
EMPLOYEE FINANCIAL SECURITY PROGRAM

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$	2,267,720
Total investment income		2,267,720
Contributions:		
Employee		8,534,305
Employer		2,247,357
Rollovers		1,317,453
Total contributions		12,099,115
Total additions		14,366,835
Deductions from net assets attributed to:		
Investment loss:		
Net depreciation in the fair value of investments		10,688,811
Benefit payments		16,364,292
Administrative expenses		94,872
Total deductions		27,147,975
Net decrease before transfers from other plans		(12,781,140)
Transfers from other plans (note 3)		13,223,898
Net increase		442,758
Net assets available for benefits:		
Beginning of year		145,077,306
End of year	$	145,520,064

See accompanying notes to financial statements.

(1) Description of the Plan

The following is a brief description of the Savings Plan of the SCI Systems, Inc. Employee Financial Security Program (the Plan), and is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan was last amended and restated in its entirety to reflect the merger of the CMS Hartzell, Inc. Retirement Savings Plan (the CMS Plan) and the Hartzell Manufacturing, Inc. Retirement Savings Plan (the HMI Plan) with and into the Plan effective July 1, 2001 (note 3). Additionally the Company merged with Sanmina Corporation on December 6, 2001 (note 7).

(a) General

The Plan is a defined contribution plan which covers all United States employees of SCI Systems, Inc. and subsidiaries (the Company) who have completed 500 hours of service within the six-month period beginning on the day they begin employment or in the event the employee fails to complete 500 hours of service in the six-month period, any six-consecutive-month period thereafter during which the employee completes no less than 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Vesting

Participant contributions are fully vested when made and the Company's matching portion vests after five years. Upon death or retirement at age 65, a member will be paid his share of the Plan assets. A member may withdraw from the Plan and receive his share representing his own contributions together with his pro rata share of net income and his vested portion of the employer match. The Plan agreement provides that forfeitures are used to reduce employer contributions or to pay administrative expenses. During 2001, $316,419 of forfeitures were used to reduce employer contributions and $94,872 were used to pay administrative expenses. As of December 31, 2001, remaining forfeitures of $209,716 will be used to reduce future contributions.

(c) Contributions

The Company maintains payroll deduction accounts for all participating employees. Participants may authorize withholdings of up to 15% of their earnings in 0.5% increments as a before-tax contribution or in 1% increments as an after-tax contribution. The maximum payroll deduction of 15% can consist of matched and unmatched before-tax and after-tax savings in any combination. The current tax law also places an annual limitation of $10,500 on the amount of before-tax savings a participant can contribute to the Plan for 2001 and 2000. In 2001, the Company contributed amounts to match 40% of employee's before-tax matched savings and 60% of their after-tax matched savings.

The Company may, from time to time, change the method of determining its contribution. The actual matched contribution amount is dependent on years of service and compensation levels.

(Continued)


SEC MAIL PROCESSING SECTION
RECEIVED
JUL 15 2002
WASH. D.C.
154

(d) ***Investment Options***

Participants direct the investment of their contributions and the Company match to any combination of the money market fund, mutual funds or Company Stock Fund offered by the Plan. In November 2001 as a result of the merger discussed in note 7, the Plan sponsor placed a 50% restriction on the amount of future contributions that could be invested in the Company Stock Fund. Formerly, participants could invest up to 100% of their contribution in the Company Common Stock Fund. If a participant did not voluntarily change their deferral percentage by November 23, 2001, then the participant's deferral percentage over 50% was redirected into the Fidelity Money Market Portfolio Account.

(e) ***Participant Loans***

Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested account balance. Each loan must be fully repaid within five years, except loans for the purchase of a primary residence, which may, by their terms, be repaid within ten years. Loans transferred in from the CMS and HMI plans retained their original terms and conditions as reflected in the note agreements.

The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

(f) ***Administration***

The Plan is administered by a three-member Administrative Committee appointed by the board of directors of the Company.

(g) ***Trustee***

Fidelity Management Trust Company (Fidelity) operates as trustee of the Plan and holds the Plan's assets and executes investment transactions therein subject to direction by the administrative committee.

(h) ***Termination of the Plan***

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Presentation***

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in mutual funds and Company Common Stock are valued at quoted market prices. Money market funds and participant notes are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Net realized and unrealized appreciation (depreciation) in the fair value of investments consist of the net change in unrealized appreciation or depreciation during the year on investments held at the beginning and end of the year, and the realized gain or loss on the sale of investments during the year.

(c) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(d) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Expenses of the Plan

All expenses incurred in the administration of the Plan are generally charged to and paid by the Company except for expenses of $94,872 related to the asset conversion of the merged plans (note 3).

(3) Transfers from Other Qualified Plans

During 2001, a wholly owned subsidiary merged its plans into the Plan. The CMS Hartzell plans' net assets in the amount of $13,223,898 were transferred on August 1, 2001. Certain amendments were made to the Plan to reflect transition provisions for the participants merging into the Plan.

(4) Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(5) Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

	2001	2000
Common stock:		
Sanmina-SCI Corporation	$ 43,593,363	—
SCI Systems, Inc.	—	47,121,020
Fidelity Investments Retirement Money Market Portfolio	30,177,291	20,428,225
Mutual funds:		
Fidelity Investments Growth Company Fund	24,248,019	34,386,931
Fidelity Investments Growth and Income Fund	25,403,231	25,009,869
Other	19,755,567	15,671,454
	69,406,817	75,068,254
Total	$ 143,177,471	142,617,499

During the year ended December 31, 2001, the Plan's investments depreciated in value by $10,688,811 as follows:

Sanmina-SCI Corporation common stock	$ 11,307,021
SCI Systems, Inc. common stock	(8,555,648)
Mutual funds	(13,440,184)
Total	$ (10,688,811)

(6) Related Party Transactions

Certain Plan investments are shares of money market and mutual funds managed by Fidelity. Fidelity is the custodian and trustee as defined by the Plan, therefore, these transactions qualify as a party-in-interest. Sanmina-SCI common stock is held by the Plan. As the Company is the Plan sponsor and Sanmina-SCI owns the Company these transactions also qualify as a party-in-interest.

(Continued)

(7) Company Merger

On July 13, 2001, the SCI entered into a definitive merger agreement with Sanmina Corporation (Sanmina). On December 6, 2001, the merger was completed. SCI merged with a wholly owned subsidiary of Sanmina Corporation such that, SCI became a wholly owned subsidiary of Sanmina-SCI, Inc. Under the terms of merger, SCI stockholders received 1.36 shares of Sanmina common stock for each share of SCI common stock. On December 6, 2001, 2,252,419 shares of SCI common stock held by the Plan were converted into 3,063,290 shares of Sanmina common stock.

(8) Subsequent Events

(a) Plan Amendments

In January 2002, the Plan was amended to conform with certain legislative and regulatory requirements which included a change in the matching contribution formula and vesting feature in addition to other amendments. The matching contribution was changed to an amount equal to 75% of the participant's deferral amount not to exceed 6% of the participant's annual compensation up to $2,700 for any Plan year. Vesting in Company contributions was changed to 100% vested after four full years of vesting service at a rate of 25% per year.

(b) Plan Merger

Effective April 1, 2002, all Plan participants became eligible to participate in the Sanmina-SCI Corporation 401(k) Plan and net assets in the amount of $123,487,586 were transferred to the Sanmina plan.

SUPPLEMENTAL SCHEDULE

SAVINGS PLAN OF SCI SYSTEMS, INC.
EMPLOYEE FINANCIAL SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment	Shares/units		Fair value
Common stock:				
Sanmina-SCI Corporation*	Common stock	2,122,461	$	43,593,363
Mutual funds:				
Fidelity Investments*	Retirement Money Market Portfolio	30,177,291		30,177,291
Fidelity Investments*	Growth Company Fund	455,618		24,248,019
Fidelity Investments*	Growth and Income Fund	679,594		25,403,231
Fidelity Investments*	International Growth Fund	186,848		3,565,065
Fidelity Investments*	Asset Manager Growth Fund	181,151		2,597,702
Spartan	U.S. Equity Index Fund	169,578		6,891,630
Strong	Advantage Fund	283,789		2,766,947
Strong	Corporate Bond Fund	169,778		1,782,672
Neuberger Berman	Genesis Trust	73,911		2,151,551
Participant loans*	542 loans with interest rates ranging from 7.0% to 9.5%	—		2,342,593
			$	145,520,064

*Indicates party-in-interest

See accompanying independent auditors' report.

Exhibit 23.1

Consent of Independent Auditors

The Plan Administrative Committee:
Savings Plan of the SCI Systems, Inc. Employee Financial Security Program:

We consent to the incorporation by reference in the Registration Statement (No. 033-84704) on Form S-8 of Sanmina-SCI Corporation of our report dated July 10, 2002 with respect to the statement of net assets available for benefits of the Savings Plan of the SCI Systems, Inc. Employee Financial Security Program as of December 31, 2001, the related statement of changes in net assets available for benefits for the year ended December 31, 2001 and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the Savings Plan of the SCI Systems, Inc. Employee Financial Security Program.

KPMG LLP

San Francisco, California
July 10, 2002

Exhibit 23.2

Consent of Ernst & Young LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 033-84704) pertaining to the Savings Plan of the SCI Systems, Inc. Employee Financial Security Program of our report dated April 10, 2001, with respect to the statement of net assets available for benefits at December 31, 2000 of the Savings Plan of the SCI Systems, Inc. Employee Financial Security Program included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Birmingham, Alabama
July 10, 2002